Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated March 14, 2017 (May 22, 2017 as to the effects of the retrospective presentation of shareholders’ equity described in Note 1, earnings per share calculations described in Note 3, and the retirement of ordinary shares described in Note 9) relating to the consolidated financial statements and financial statement schedule of Playa Hotels & Resorts B.V. appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

May 22, 2017